EXHIBIT 21

SUBSIDIARIES OF AMERICA’S SUPPLIERS, INC.

Subsidiary Name	State of Incorporation
DollarDays International, LLC	Delaware
DollarDays International, Inc.	Delaware
WowMyUniverse Inc.	Delaware